EXHIBIT 11

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
(In thousands, except Earnings per Share.
Adjusted for the four for three stock split in the form of a stock dividend that took place on August 24, 2001.)

	Three Months Ended
	September 30, 2002	September 30, 2001
Net income	$423	$121
Average Shares Outstanding	3,010	2,987
Basic Earnings Per Share	$0.14	$0.04

Net income	$423	$121
Average Shares Outstanding before the effect of options	3,010	2,987
Effect of Options	13	4
Average Shares Outstanding including options	3,023	2,991
Diluted Earnings Per Share	$0.14	$0.04

	Nine Months Ended
	September 30, 2002	September 30, 2001
Net income	$798	$322
Average Shares Outstanding	3,006	2,990
Basic Earnings Per Share	$0.27	$0.11

Net income	$798	$322
Average Shares Outstanding before the effect of options	3,006	2,990
Effect of Options	12	4
Average Shares Outstanding including options	3,018	2,994
Diluted Earnings Per Share	$0.26	$0.11